

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

<u>*Via U.S. Mail and Facsimile at (516) 338-7220*</u>

Eric Gatoff
Chief Executive Officer
Nathan's Famous, Inc.
One Jericho Plaza
Jericho, NY 11753

> **Re: Nathan's Famous, Inc.**
> **Form 10-K for the fiscal year ended March 28, 2010**
> **Filed June 11, 2010**
> **File No. 000-03189**

Dear Mr. Gatoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 17

1. Please confirm that in future filings you will delete the second sentence of the second paragraph of this section in order to make clear that all known material risks are discussed in this section or advise. Additionally, please confirm that in future filings you will delete the language "or that it currently believes to be immaterial." If a risk is currently not deemed material, please do not reference it.

Item 10. Directors, Executive Officers and Corporate Governance, page 51

2. Please confirm that in future filings you will revise the first paragraph of this section to incorporate by reference the discussion under the caption "Management" in your proxy

statement or advise. Refer to Item 401 of Regulation S-K. Please also confirm that in future filings you will similarly revise your disclosure in Item 11. Executive Compensation to clarify that all of the disclosure, such as the Summary Compensation Table and other tables, Non Qualified Deferred Compensation, Risk Consideration in our Compensation Programs and 2009 Director Compensation, required by Item 402 of Regulation S-K is incorporated by reference into the Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

Current Executive Compensation Program Elements; Base Salaries, page 25

3. We note your disclosure in the first paragraph of this section that your "goal is to pay a base salary to our executives that is competitive with the base salaries of companies in our peer group or competitive with other companies with which we compete to attract and retain executives." We also note your disclosure in the first full paragraph on page 27 that, in considering making an equity grant, the Compensation Committee considers "competitive data on grant values at comparable companies." Please advise us whether benchmarking to these other companies is material to your compensation policies and decisions. If so, please confirm that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 30

4. With respect to the options awards in the options awards column, in future filings please confirm that you will revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor